WorldGate Communications, Inc.

3190 Tremont Avenue

Trevose, PA 19053

215-354-5100

February 14, 2006

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:   Cheryl Grant

Re:                               WorldGate Communications, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

SEC File Number:  333-117641

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WorldGate Communications, Inc. (the “Company”) hereby requests the immediate withdrawal of its Amendment No. 1 to Registration Statement on Form SB-2/A, File No. 333-117641, together with all exhibits thereto (the “Amendment”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Amendment was originally filed with the Securities and Exchange Commission on February 7, 2006.  The Company requests the withdrawal of the Amendment due to the fact that the Amendment was incorrectly tagged as a pre-effective amendment.  The Amendment should have been tagged as a post-effective amendment.  No securities have been sold in connection with the Amendment.

If you have any questions concerning this request for withdrawal, please contact Jeffrey J. van Bastelaar at (215) 988-2690.

Respectfully submitted,

WORLDGATE COMMUNICATIONS, INC.

By:	/s/ Randall J. Gort
Randall J. Gort
Chief Legal Officer and Secretary